Exhibit 99.5

Announcement to the Market

Perdigão S/A wishes to inform that on the evening of May 29, a fire of moderate proportions occurred in the installations of the poultry processing unit at the Videira Agro-industrial  Complex in the state of Santa Catarina.

At the time of the fire, the plant was operating  and the in-house factory fire fighting service successfully evacuated those working in the area with no injuries or tumult in accordance with the industrial unit’s evacuation plan.

At the same time, the factory fire-fighting teams also took steps to contain the fire until the arrival of the local fire service, avoiding the spread of the flames to other installations in the Agro-industrial Complex and neighboring buildings.

The pork processing and industrialization unit, the administrative areas, the Warehousing and Distribution Center and the Technology Center, which operate at the same plant, are working normally given that there was no serious damage to the common installations and to the utilities that support the Complex as a whole.

This morning (Friday), the police examined the site to identify the causes of the fire, while at the same time, the Company’s technical personnel have conducted an investigation to detect the accident’s eventual impacts on production at the unit.

Perdigão wishes to notify that its other poultry processing units in Santa Catarina and the states of Rio Grande do Sul and Paraná will temporarily absorb the capacity of the unit affected by the fire with no loss in terms of fulfilling sales contracts which the Company has with its thousands of customers in Brazil and overseas.

Perdigão wishes to further clarify that the affected installations undergo comprehensive maintenance according to the unit’s plan for the purpose and are insured and duly covered for this type of occurrence.

The Company wishes to place on record its thanks to the fire service for their work in combating the fire, its employees and the population of Videira which extended  its support and solidarity to us at this time in which, fortunately, the damage was only of a material nature.

São Paulo, May 30, 2008.

Perdigão Agroindustrial S/A

Santa Catarina Operations Division